United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28249H104

(CUSIP Number)

Brian Stephenson

BridgeBio Pharma, Inc.

421 Kipling Street,

Palo Alto, CA 94301

(650) 391-9740

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104	13D	Page 2 of 4 pages

1	Names of Reporting Persons BridgeBio Pharma, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,575,501
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,575,501
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,575,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66.73%
14	Type of Reporting Person CO (Delaware corporation)

CUSIP No. 28249H104	13D	Page 3 of 4 pages

EXPLANATORY NOTE

This Amendment No. 5 amends the Schedule 13D (as amended, the “Schedule 13D”) originally filed by BridgeBio Pharma LLC (the “Original Reporting Person”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Eidos Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Montgomery Street, Suite 2550, San Francisco, California 94104. Except as specifically set forth herein, the Schedule 13D remains unmodified.

On May 17, 2019, the Original Reporting Person formed BridgeBio Pharma, Inc., a Delaware corporation (the “Reporting Person”). On July 1, 2019, BridgeBio Pharma Merger Sub LLC, a wholly-owned subsidiary of the Original Reporting Person, was merged with and into the Original Reporting Person immediately prior to the completion of the Reporting Person’s initial public offering, with the Original Reporting Person being the surviving entity as a wholly-owned subsidiary of the Reporting Person. As part of this merger, the unitholders of the Original Reporting Person exchanged their units in the Original Reporting Person for shares of common stock of the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by the addition of the following:

In July 2019, the Original Reporting Person purchased 882,353 shares of Common Stock for $29.9005 per share in a privately negotiated transaction. The Original Reporting Person obtained the funds to purchase the shares of Common Stock through capital contributions from its members.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by restating the items disclosed under (a) – (b) thereof as follows:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Original Reporting Person, as well as the number of shares of Common Stock as to which the Original Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 36,827,549 shares of Common Stock outstanding as of May 1, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BridgeBio Pharma LLC	24,575,501	66.7%	24,575,501	0	24,575,501	0

The Original Reporting Person is the record holder of 24,575,501 shares of Common Stock.

CUSIP No. 28249H104	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2019

BridgeBio Pharma, Inc.

By:	/s/ Neil Kumar
Name:	Neil Kumar
Title:	Chief Executive Officer